82-51

TransCanada
In business to deliver

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

RECEIVED
2004 SEP 30 P 3:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this [redacted] message is **legally privileged and confidential** and is intended only for the individual or entity name[redacted] of this information is not the intended recipient, please be notified that any dissemination, [redacted] ctly prohibited. If you have received this fax in error, we would appreciate y ... one number provided below and returning the original message to us at the*

04045222

To:	*The Toronto Stock ...*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9608
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	September 29, 2004 Time: 3 MDT
Number of Pages (including Cover)	

Re: News Release

Please see the attached news release scheduled to be released via CCN Matthews immediately:

"TransCanada enters Agreement to Acquire Hydro Assets from USGen New England for $505 million US "

dlw
10/1

Disposition of Original:	
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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

National Energy & Gas Transmission
USGen New England, Inc.

TransCanada
In business to deliver

NewsRelease

TransCanada enters Agreement to Acquire Hydro Assets from USGen New England for $505 million US

Transaction Subject to Bankruptcy Court and Regulatory Approvals

BETHESDA, MD./CALGARY, Alberta – **September 29, 2004** – (TSX: TRP) (NYSE: TRP) – USGen New England, Inc. and an affiliate of TransCanada Corporation have signed an Asset Purchase Agreement for TransCanada to purchase hydroelectric generation assets with a total generating capacity of 567 megawatts (MW) for $505 million US in cash.

The assets include generating systems on two rivers in New England: the 484 MW Connecticut River system in New Hampshire and Vermont and the 83 MW Deerfield River system in Massachusetts and Vermont. The systems include 13 dams with 41 hydroelectric generating units. On a ten-year average, the generating systems produced approximately 1.4 million MW-hours of electricity annually. The output is not subject to long-term contracts.

USGen New England voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 2003. The sale will be subject to bankruptcy court approval. Through a court-sanctioned auction process in accordance with customary bidding procedures, USGen New England will seek offers that are higher or otherwise better than the TransCanada agreement.

As part of its agreement, TransCanada is granted certain protections, subject to court approval, most notably a break fee and expense reimbursement if another bid is accepted. TransCanada also retains the right to amend its offer should USGen New England receive an offer which is superior to its existing agreement with TransCanada. The agreement contemplates that final bankruptcy court approval of the sale will be obtained about 75 days after signing of the agreement. The sale is also subject to U.S. anti-trust and other regulatory reviews.

Headquartered in Bethesda, Md., USGen New England, Inc. is a subsidiary of National Energy & Gas Transmission, Inc. (NEGT), which is in a separately administered Chapter 11. TransCanada also has an agreement with NEGT to purchase Gas Transmission Northwest Corporation.

TransCanada is a leading North American energy company. The company is focused on natural gas transmission and power services with employees who are expert in these businesses. The network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit the company on the Internet at www.transcanada.com.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries (TransCanada)	Kurt Kadatz	(403) 920-7859 Toll Free (403) 608-7859
Media Inquiries (USGen New England)	Natalie Wymer	(301) 280-5654
Investor & Analyst Inquiries (TransCanada)	David Moneta /Debbie Stein	(403) 920-7911

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9610
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	09/29 15:35
USAGE T	01'09
PGS.	3
RESULT	OK